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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               UNIVAR CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                               UNIVAR CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                     COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  913353 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               WILLIAM A. BUTLER
            VICE PRESIDENT, GENERAL COUNSEL, AND CORPORATE SECRETARY
                               UNIVAR CORPORATION
                              6100 CARILLON POINT
                               KIRKLAND, WA 98033
                                 (206) 889-3400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                                RICHARD B. DODD
                             PRESTON GATES & ELLIS
                              5000 COLUMBIA CENTER
                                701 FIFTH AVENUE
                               SEATTLE, WA 98104
                                 (206) 623-7580

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Univar Corporation, a Washington corporation ("Company"), and the address of the principal executive offices of Company is 6100 Carillon Point, Kirkland, WA 98033.

     The title of the class of equity securities to which this statement relates is Company's Common Shares, no par value (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer"), described in the Tender Offer Statement on Schedule 14D-1, dated June 7, 1996 (the "Schedule 14D-1"), by UC Acquisition Corp., a Washington corporation ("Buyer") and an indirect, wholly owned subsidiary of Royal Pakhoed N.V. (a translation of Koninklijke Pakhoed N.V.), a Netherlands limited liability company ("Parent"), filed with the Securities and Exchange Commission (the "Commission"), relating to an offer by Buyer to purchase all of the outstanding Shares at a purchase price of $19.45 per Share (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in Buyer's Offer to Purchase, dated June 7, 1996, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the address of the principal executive offices of Parent are located at 333 Blaak, 3011 GB Rotterdam, The Netherlands, and the principal executive offices of Buyer are located at 2000 West Loop South, Suite 2200, Houston, Texas.

     The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of May 31, 1996 (the "Reorganization Agreement"), among Company, Parent, and Buyer. A copy of the Reorganization Agreement is filed as
Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(i) Arrangements with Buyer and Parent

                      DIRECTOR'S AND OFFICER'S AGREEMENTS

     In connection with the Offer, Parent has entered into agreements with each of the directors of Company that are not affiliated with Buyer and with certain of Company's officers (the "Director's and Officer's Agreements"). The Director's and Officer's Agreements provide that the signatory will, as appropriate: (i) vote in favor of the Merger (as hereinafter defined) and all related agreements and all actions contemplated thereby, (ii) vote to recommend to Company's shareholders acceptance of the Offer and use his reasonable best efforts to cause the shareholders of Company to tender their Shares pursuant to such Offer; (iii) use his reasonable efforts to cause the shareholders of Company to adopt and approve the Reorganization Agreement and the transactions contemplated thereby; and (iv) vote to authorize Company to consent to and/or encourage the execution of agreements by a sufficient number of Company shareholders to assure satisfaction of the Minimum Condition (as defined in the Reorganization Agreement) of Buyer's proposed Offer. The form of Director's and Officer's Agreement is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

                             SHAREHOLDER AGREEMENT

     Also in connection with the Offer, Parent has received a letter agreement from The Dow Chemical Company ("Dow"), a shareholder of Company (the "Shareholder Agreement"). The Shareholder Agreement provides that Dow will, as appropriate: (i) tender all Shares held of record or beneficially by it as of May 31, 1996, or thereafter, pursuant to Buyer's Offer; (ii) provide all consents and approvals pursuant to a certain Distributor Agreement by and between Dow and Van Waters & Rogers Inc. a wholly owned subsidiary

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of the Company, dated March 8, 1996, required to consummate the Merger and the transactions contemplated by the Reorganization Agreement; and (iii) at Parent's request (a) exercise its option to purchase all or such portion required of the 101,874 shares of Series A Junior Participating Convertible Preferred Shares (the "Preferred Shares"), which Dow is entitled to purchase pursuant to the Amended and Restated Agreement of Purchase and Sale of Stock (the "Stock Purchase Agreement") entered into by and between Dow and Company, dated May 13, 1994, (b) convert all the Preferred Shares acquired pursuant to the Stock Purchase Agreement into Shares, and (c) tender all Shares acquired pursuant to such conversion of the Preferred Shares to Buyer pursuant to Buyer's Offer. If such request is not made by Parent, and the option is not exercised, Parent, or the Surviving Corporation (as defined below), has agreed to pay Dow on consummation of the Merger, the difference between the aggregate exercise price of the option to acquire the Preferred Shares and the aggregate price that would have been paid in the Offer for the Shares which would have otherwise been issued pursuant to the conversion of the Preferred Shares.

     The Shareholder Agreement provides that Dow is relieved of its obligations if either a competing offer to purchase Shares at a price greater than $19.45 per share is made by a third party prior to the consummation of the Merger, or Buyer's price for the purchase of the Shares is adjusted to a price which is less than $19.45 per share. The Shareholder Agreement is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     THE SHARES OWNED BY SIGNERS OF THE DIRECTOR'S AND OFFICER'S AGREEMENTS AND THE SHAREHOLDER AGREEMENT TOGETHER WITH THE SHARES OWNED BY PARENT AND ITS AFFILIATES ARE SUFFICIENT TO SATISFY THE MINIMUM CONDITION (AS HEREINAFTER DEFINED) AND TO APPROVE THE MERGER. THE OBLIGATIONS UNDER THE DIRECTOR'S AND OFFICER'S AGREEMENTS ARE SUBJECT TO THE SIGNERS' CONTINUING FIDUCIARY DUTIES, AND THE OBLIGATIONS OF DOW UNDER THE SHAREHOLDER AGREEMENT IS SUBJECT TO THERE NOT BEING A COMPETING OFFER TO PURCHASE AT A PURCHASE PRICE GREATER THAN $19.45, OR BUYER'S PRICE BEING ADJUSTED TO A PRICE LESS THAN $19.45.

                            REORGANIZATION AGREEMENT

     The following is a summary of the Reorganization Agreement, which summary is qualified in its entirety by reference to the Reorganization Agreement.

THE OFFER

     The Reorganization Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five (5) business days after the public announcement of Buyer's intention to commence the Offer. The obligation of Buyer to accept for payment and pay for Shares tendered pursuant to the Offer is subject only to: (i) the condition (the "Minimum Condition") that at least the number of Shares that, when combined with the Shares already owned by Parent and its direct or indirect subsidiaries (collectively "Affiliates"), constitute a majority of the then outstanding Shares on a fully diluted basis (excluding unissued shares reserved for options which are surrendered pursuant to the Tender Offer as described below) shall have been validly tendered and not withdrawn prior to the expiration of the Offer, and (ii) the satisfaction or waiver of the other conditions described below under "Conditions of the Offer." Under the Reorganization Agreement, Buyer expressly reserves the right, in its sole discretion, to waive any of the other conditions to the Offer (other than the Minimum Condition), to increase the Per Share Amount payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of Company, no change may be made which: (i) decreases the Per Share Amount; (ii) decreases the number of Shares sought pursuant to the Offer; (iii) imposes additional conditions to the Offer; (iv) changes the expiration date of the Offer so that the Offer ends less than 30 "business days" (as defined in Rule 14d-1(c)(6) of the Securities Exchange Act of 1934 (the "Exchange Act")) from the date on which the Offer is first publicly announced or extend the expiration date beyond July 31, 1996, provided that the expiration date of the Offer may be extended by Buyer to a date not later than August 31, 1996, if (a) any Government Approvals (as defined in Section 4.1 of the Reorganization Agreement) shall not have been obtained by July 31, 1996, or (b) by July 26, 1996, less than eighty percent (80%) of the outstanding Shares have been tendered for purchase pursuant to the Offer, and Buyer reasonably

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believes that eighty percent (80%) or more of the Shares will be tendered, if the expiration date of the Offer is extended; (v) waive or modify the Minimum Condition; or (vi) change the conditions to the Offer in any material respect. In the event the Offer is extended beyond July 31, 1996, the Per Share Amount shall be increased by an amount equal to the product of the Price multiplied by the prime interest rate as announced by Bank of America NW, N.A. (doing business as Seafirst Bank) in Seattle, Washington as in effect on August 1, 1996, multiplied by the quotient of: (x) the number of days the Offer is extended after July 31, 1996, divided by (y) 365. The Reorganization Agreement provides that, subject to the terms and conditions of the Reorganization Agreement and the Offer (including, without limitation, the Minimum Condition), Buyer shall accept for payment and pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn; provided, that Buyer shall have the right, in its sole discretion, to extend the Offer from time to time as described above.

STOCK PLANS

     Under the Reorganization Agreement, holders of employee and nonemployee director stock options granted and restricted stock awards issued under various plans (the "Stock Plans") have been given the right to surrender their options and restricted stock awards for cash payments equal to the difference between the Per Share Amount to be paid pursuant to the Offer and the exercise price, if any, of the option or restricted stock award times the number of Shares subject to each stock option grant or restricted stock award. As of May 31, 1996, there were outstanding options for 1,741,072 Shares at a weighted average price of $11.1485 per Share and an additional 50,000 Shares were subject to restricted stock awards. Each of the options and awards were issued pursuant to plans which provided for the acceleration of all unvested options and awards upon the event of a "Change of Control" which in each plan is defined to include consummation of the Offer. The Reorganization Agreement also provides that the Surviving Corporation will indemnify holders against excise and other related taxes in the event that any portion of the amounts received are treated as "parachute payments" for federal income tax purposes.

THE MERGER

     The Reorganization Agreement provides that, upon the terms and subject to the conditions thereof (including those described below under "Conditions of the Merger"), and in accordance with applicable provisions under the Washington Business Corporation Act ("WBCA"), Buyer shall be merged with and into Company (the "Merger"). Articles of Merger and a Merger Agreement (the "Merger Agreement") shall be filed with the Washington Secretary of State at such time thereafter as is provided in the Merger Agreement, and the effective time of the Merger (the "Effective Time") shall be the time of the filing on the date of such filing or other date specified in the Merger Agreement (the "Effective Date"). As a result of the Merger, the separate corporate existence of Buyer will cease and Company will continue as the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time, all assets, rights, goodwill, privileges, immunities, powers, franchises and interests of Company and Buyer in and to every type of property (real, personal, and mixed), as they exist as of the Effective Time, shall pass and be transferred to and vest in the Surviving Corporation by virtue of the Merger at the Effective Time without any deed, conveyance or other transfer. The separate existence of Buyer shall cease and the corporate existence of Company as the Surviving Corporation shall continue unaffected and unimpaired by the Merger; and the Surviving Corporation shall be deemed to be the same entity as each of Company and Buyer and shall be subject to all of their duties and liabilities of every kind and description. At the sole election of Parent, the Merger may be structured so that Company shall be merged with and into Buyer with the result that Buyer shall be the "Surviving Corporation." The Standstill Agreement among Parent, a subsidiary of Parent, and Company dated September 19, 1986 and amended June 3, 1992 (the "1986 Standstill Agreement") and the Confidentiality and Standstill Agreement, dated April 12, 1996, by and among Company, Parent, and subsidiaries of Parent (the "Confidentiality Agreement") shall be terminated at the Effective Time.

     Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, each of the issued and outstanding Shares or fractional interests thereof (other than any Shares owned by Buyer and its Affiliates and Shares as to which dissenters' rights

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have been perfected), shall be converted into the right to receive an amount in cash which shall be equal to the highest price paid to holders of Shares who tender their Shares in the Tender Offer (the "Purchase Price"). From and after the Effective Time, all outstanding Shares (other than Shares held by Buyer or its Affiliates) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holders of certificates formerly representing Shares shall cease to have any rights with respect thereto other than to receive the Per Share Amount or any dissenters' rights they have perfected pursuant to Section 23B.13.020 of the WBCA. Any options which remain unexercised as of the Effective Time shall be entitled without any further action solely to the right to receive cash payments provided for in Section 1.5(a) of the Reorganization Agreement.

     The Merger Agreement provides that the directors of Buyer immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time by operation of the Merger Agreement and by virtue of the Merger without any further action by the shareholders or directors of the Surviving Corporation to read in their entirety as set forth on Annex A attached to the Merger Agreement. The Merger Agreement also provides that the Bylaws of Buyer, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation, and such Bylaws.

     The form of Merger Agreement is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

COVENANTS SET FORTH IN THE REORGANIZATION AGREEMENT

     Covenants of Parent and Buyer

     Government Approvals. Pursuant to the Reorganization Agreement, Parent and Buyer have agreed to take or cause to be taken as promptly as practicable all such steps as shall be necessary to obtain all authorizations, consents, orders or approvals of, or declarations or filings with, or terminations or expirations of waiting periods imposed by any government agencies, as are required by law or otherwise necessary or required to consummate the Tender Offer and the Merger and have agreed to do any and all acts deemed by Company to be reasonably necessary or appropriate in order to cause the Merger to be consummated on the terms provided in the Reorganization Agreement as promptly as practicable.

     Notification of Breach of Representations, Warranties, and
Covenants. Pursuant to the Reorganization Agreement, Parent and Buyer have agreed to promptly give written notice to Company upon becoming aware of the occurrence or impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants of Parent or Buyer contained or referred to in the Reorganization Agreement.

     Press Releases. Pursuant to the Reorganization Agreement, Parent and Buyer have agreed not to issue any press release or written statement for general circulation to the public relating to the Merger, the Reorganization Agreement, or the Merger Agreement unless previously provided to Company for review and approval. In addition, Parent has agreed to cooperate with Company in the development and distribution of all news releases and other public information disclosures with respect to the Reorganization Agreement, the Merger Agreement, and the Merger. Notwithstanding the foregoing, Parent and Buyer may, without the consent of Company, issue any press release or written statement for general circulation with regard to the Reorganization Agreement, the Merger Agreement and the Merger that either Parent or Buyer determines is required under any applicable law or regulation, provided that, prior to such issuance, Parent and Buyer shall inform Company of their intent to make such releases or statements, shall provide a copy thereof to Company, and shall provide Company with an opportunity to review and comment on the content of such releases or statements.

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     Offer to Purchase Shares.  Pursuant to the Reorganization Agreement, Parent
and Buyer have agreed to use their best efforts in good faith to take or cause to be taken as promptly as practicable all such steps as shall be necessary or appropriate in order to complete the Tender Offer on the terms provided in the Tender Offer Documents prior to the Merger.

     Litigation Developments. Pursuant to the Reorganization Agreement, Parent and Buyer have agreed to promptly advise Company with respect to any and all material legal actions or other proceedings or investigations that could impede the transactions contemplated by the Reorganization Agreement and to promptly advise Company with respect to any significant developments arising in connection with said actions, proceedings or investigations. In the event that any action, suit, proceeding or investigation relating to the Reorganization Agreement or to the transactions contemplated by the Reorganization Agreement is commenced, whether before or after the Effective Time, the parties to the Reorganization Agreement agree to cooperate and use their best efforts to defend vigorously against and respond thereto.

     Indemnification and Insurance. Pursuant to the Reorganization Agreement, and with respect to events which occur prior to the Effective Time, Parent has agreed that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries, and agents of: (i) Company,
(ii) Company Subsidiaries, or (iii) any pension plans or employee welfare benefit plans which are sponsored by Company or Company Subsidiaries, as provided in Company's Articles of Incorporation or pursuant to any agreements previously disclosed by Company to Parent in writing, or the articles of incorporation, bylaws, Board resolutions, or similar documents of Company Subsidiaries as in effect as of May 31, 1996 shall survive the Merger and shall continue in full force and effect for a period of not less than the statutes of limitations, if any, applicable to such matters. Without limiting the foregoing, Company and, after the Effective Time, Parent have agreed to cause the Surviving Corporation to periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under the provisions of Company's Articles of Incorporation or the articles of incorporation of Company Subsidiaries. Parent has agreed that either Company will convert and extend its current policies or it will cause the Surviving Corporation to maintain in effect coverage for six (6) years from the Effective Time policies continuing to the greatest extent possible the coverage (and avoiding to the greatest extent possible any lapse of coverage) under the current policies of the directors' and officers' liability insurance and ERISA or employee plan fiduciary liability insurance maintained by Company and Company Subsidiaries with respect to events which occur prior to the Effective Date. This commitment is subject to a limitation that the incremental cost of the extended coverage after applying prepaid premiums under current policies will not exceed $200,000, and if it does, then the maximum coverage available at that cost will be obtained.

     Company Agreements and Plans. Pursuant to the Reorganization Agreement, Parent, Buyer, and their affiliates have agreed to cause the Surviving Corporation to honor and fully perform all agreements and plans for the benefits of employees or non-employee directors which are not terminated by the Reorganization Agreement and which are disclosed to Parent and Buyer.

     Covenants of Company

     Approval by Company Shareholders. The Reorganization Agreement provides that as soon as practicable after the expiration date of the Offer, and:

          (i) if Buyer and its affiliates own or have the right to acquire less than ninety percent (90%) of Company Shares, but more than fifty percent (50%), Company shall cause the Merger, the Reorganization Agreement, and the Merger Agreement to be submitted promptly for the approval of its shareholders at a special meeting to be called and held in accordance with applicable laws and Company bylaws; or

          (ii) if, as a result of the Offer, Buyer owns or has the right to acquire ninety percent (90%) or more of Company Shares, then at Buyer's sole election, Company shall comply with all applicable procedures, deliver all required disclosure documents, and cooperate with Buyer to consummate a merger between Buyer and Company pursuant to Section 23B.11.040 of the WBCA (a "short form merger").

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If a special meeting of Company shareholders is necessary or required, Company shall use its best efforts to cause such meeting of its shareholders to take place as soon as practicable. In connection with the call of such meeting, Company shall cause such proxy materials or information statements, with any amendments thereto that may in the judgment of its counsel be necessary or desirable, to be mailed to its shareholders. In connection with the procedures to complete a short form merger, Company shall cause such information statements, with any amendments thereto that may in the judgment of its counsel be necessary or desirable, to be mailed to its shareholders. Subject to the discharge of their fiduciary duty, the Board of Directors of Company shall at all times prior to and during such meeting of Company shareholders recommend that the transactions contemplated by the Reorganization Agreement be adopted and approved and use its best efforts to cause such adoption and approval.

     Acceptance of Tender Offer. The Reorganization Agreement provides that subject to the discharge of their fiduciary duty (i.e., the general legal duty of a Board of Directors to act in the best interest of the shareholders as determined by the Board of Director's business judgment), the Board of Directors of Company shall at all times prior to the delivery of the Offer Documents, and prior to the expiration of the Offer, recommend that the holders of Shares tender their Shares to Buyer pursuant to the terms of the Offer Documents and consent to and use their best efforts to encourage the execution of agreements by a sufficient number of Company shareholders to assure satisfaction of the Minimum Condition.

     Agreements of Directors and Certain Officers and Major
Shareholders. Pursuant to the Reorganization Agreement, Company has acknowledged and consented to the execution and delivery of the Director's and Officer's Agreements and the Shareholder Agreement to Buyer and Parent by certain officers and members of its Board of Directors. Subject to the exercise of its fiduciary duties, Company covenants and agrees not to take any action which would interfere with or prevent the performance of the Director's and Officer's Agreements and the Shareholder Agreement.

     Government Approvals. Pursuant to the Reorganization Agreement, Company has agreed to cooperate in all reasonable respects with Parent and Buyer to obtain any necessary government approvals. Prior to the Effective Date, Company, with the cooperation of Parent and Buyer, has agreed to take or cause to be taken as promptly as practicable all such steps as shall be necessary to obtain all government approvals and shall do any and all acts deemed by Parent and Buyer to be reasonably necessary or appropriate in order to cause the Merger to be consummated on the terms provided in the Reorganization Agreement.

     Notification of Breach of Representations, Warranties, and
Covenants. Pursuant to the Reorganization Agreement, Company has agreed to promptly give written notice to Parent and Buyer upon becoming aware of the occurrence or impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants of Company contained in the Reorganization Agreement and shall use its best efforts to prevent the same or remedy the same promptly.

     Compensation. The Reorganization Agreement provides that except in accordance with budgets and plans previously approved by Company's Compensation Committee, and in connection with the acceleration of stock options as provided for in Section 1.5 of the Reorganization Agreement, and the cash-out of change of control agreements, as amended, neither Company nor any of the Company Subsidiaries shall make or approve any increase in the compensation payable or to become payable to any of their directors, officers, employees, or agents with annual salaries in excess of $75,000 at May 31, 1996 (including but not limited to compensation through any profit sharing, pension, retirement, severance, incentive or other employee benefit program or arrangement), nor shall any bonus payment or any agreement or commitment to make a bonus payment be made nor shall any stock option, warrant or other right to acquire capital shares be granted, or employment agreement (other than any such employment agreement that may arise by operation of law upon the hiring of any new employee) or consulting agreement be entered into by Company with any such directors, officers, employees or agents unless Parent and Buyer have given their prior written consent.

     Conduct of Business in the Ordinary Course. The Reorganization Agreement provides that prior to the Effective Time, Company and the Company Subsidiaries shall use reasonable efforts to conduct their businesses and to maintain satisfactory relationships with licensers, suppliers, distributors, and customers, all in accordance with their ordinary and usual course of business. Prior to the Effective Time, neither Company

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nor any of the Company Subsidiaries shall without the prior written consent of
Parent or except as specifically contemplated by the Reorganization Agreement:

          (i) amend its Articles of Incorporation or Bylaws;

          (ii) authorize for issuance, issue, deliver or sell any additional capital shares, or securities convertible into such shares, or issue or grant any rights, options or other commitments for the issuance of such shares or convertible securities (other than the issuance of Shares pursuant to the exercise of outstanding stock options, issuance of capital shares or payment in lieu thereof pursuant to that certain Stock Purchase Agreement between Company and Dow dated as of June 4, 1991 and amended as of May 13, 1994 (the "Dow Put/Call") and the grant of any new options in accordance with budgets and plans previously approved by Company's Compensation Committee);

          (iii) split, combine or reclassify any of its capital shares or declare, set aside or pay any dividend (whether in cash, stock or property) in respect to its Shares or redeem or otherwise acquire any of its Shares other than the repurchase, at cost, of Shares issued to employees pursuant to the terms of employee restricted stock or share purchase agreements;

          (iv) dispose of or acquire any material properties or assets except in the ordinary course of business;

          (v) engage in any activities or transactions that are outside the ordinary course of Company's business;

          (vi) enter into or materially amend any provision of Company's Stock Plans;

          (vii) incur any indebtedness for borrowed money, other than amounts borrowed pursuant to and in accordance with the terms and conditions of its existing lines of credit.

     Notwithstanding the foregoing, Parent and Buyer have agreed that Company or its Subsidiaries may take certain actions with respect to the Pension Plans (as defined in the Reorganization Agreement), prior to the Effective Time without prior consent of Parent or Buyer.

     Press Releases. The Reorganization Agreement prohibits Company from issuing any press release or written statement for general circulation relating to the Reorganization Agreement, the Merger Agreement, or the Merger unless previously provided to Parent and Buyer for review and approval. Notwithstanding the foregoing, Company may, without the consent of Parent and Buyer, issue any press release or written statement for general circulation with regard to the Reorganization Agreement, the Merger Agreement and the Merger that Company determines is required under any applicable law or regulation, provided that, prior to such issuance, Company shall inform Parent and Buyer of its intent to make such releases or statements, shall provide a copy thereof to Parent and Buyer, and shall provide Parent and Buyer with an opportunity to review and comment on the content of such releases or statements.

     No Merger or Solicitation. The Reorganization Agreement provides that, subject to the continuing fiduciary duties of the Board of Directors of Company, prior to the Effective Time, Company and the Company Subsidiaries shall not effect or agree to effect any Business Combination (as defined in the Reorganization Agreement), except for (x) any Business Combination unanimously approved by the Board of Directors of Company, (y) any Business Combination which does not require approval by the Board of Directors of Company, or (z) any Business Combination approved by a majority of the disinterested directors of Company (i.e., unaffiliated with Parent) in accordance with the Reorganization Agreement. In addition, the Reorganization Agreement provides that prior to the Effective Date, neither Company nor any officer, director, or affiliate of Company, nor any investment banker, attorney, accountant or other agent, advisor or representative retained by Company shall solicit or encourage, directly or indirectly, any inquiries, discussions or proposals for, nor propose any discussions or negotiations looking toward, or enter into any agreement or understanding providing for, any Business Combination.

     Unsolicited Offer for a Business Combination. The Reorganization Agreement provides that in the event that the Board of Directors of Company receives a bona fide unsolicited offer for a Business Combination or a bona fide unsolicited indication of interest from any person, corporation, firm, association,

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entity, or group to engage in a Business Combination, and reasonably determines, upon advice of counsel, that any duty to act or to refrain from doing any act pursuant to the Reorganization Agreement is inconsistent with the continuing fiduciary duties of Company's Board of Directors to the shareholders of Company, Company shall within two (2) business days of receipt of such indication or offer inform Parent of such interest or the terms of such offer and may: (a) disclose the same nonpublic information as provided to Parent to such corporation, firm, association, person, or other entity or group concerning the business and properties of Company and/or afford any such party the same access as provided to Parent to the properties, books or records of Company and the Company Subsidiaries or otherwise assist or encourage any such party in connection with the foregoing, all on no more favorable terms and conditions as set forth in the Confidentiality Agreement, provided that if requested, Company's Board of Directors may provide nonpublic information not provided to Parent and/or agree to more favorable terms and conditions so long as it promptly provides the same information to Parent and/or modifies the Confidentiality Agreement so as to make available the same terms and conditions for Parent or (b) if Company's Board of Directors determines that their continuing fiduciary duties would require their approval of any such unsolicited bona fide offer for a Business Combination with another entity because the terms of such offer are more favorable to Company's shareholders than the terms set forth in the Reorganization Agreement, then Company may accept such offer, provided that prior to taking any such actions Company shall provide Parent with not less than two (2) business days to modify the terms of its Offer and Offer Documents and to propose to Company any corresponding modifications to the Reorganization Agreement.

     Dividends. The Reorganization Agreement provides that Company shall not declare, set aside or pay any dividend or other distribution in respect of the Shares (including, without limitation, any stock dividend or distribution), except in the ordinary course of business and not in amounts which materially exceed the amounts previously paid by Company.

     Accounting Methods. The Reorganization Agreement provides that Company shall not change its methods of accounting in effect at February 29, 1996, except as required by changes in GAAP as concurred in by its independent auditors.

     Additional Agreements. The Reorganization Agreement provides that in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Reorganization Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of Company, the proper officers and directors of each party to the Reorganization Agreement shall take all such necessary or appropriate action.

     Litigation Developments. Pursuant to the Reorganization Agreement, Company has agreed to promptly advise Parent and Buyer with respect to any and all legal actions or other proceedings or investigations that either seek to enjoin the transactions contemplated by the Reorganization Agreement or collect damages or impose a monetary payment related to such transactions which could reasonably be expected to exceed $5,000,000, and to promptly advise Parent and Buyer with respect to any significant developments arising in connection with said actions, proceedings, or investigations.

     Employment Agreements. Pursuant to the Reorganization Agreement, Company has agreed to permit and shall give Parent and Buyer the opportunity to negotiate employment agreements with Company executives, provided that any such agreement shall be subject to the consummation of the Tender Offer. Parent has indicated that it intends to offer employment agreements to certain executives of Company, but no terms or conditions have been determined.

     Access to Properties, Books and Records; Confidentiality. The Reorganization Agreement provides that following the consummation of the Offer, Company shall give Parent and Buyer and their counsel and accountants reasonable access, during normal business hours and upon reasonable request, to all of its properties, books, contracts, commitments, and records including, but not limited to, the corporate, financial, and operational records, papers, reports, instructions, procedures, tax returns and filings, tax settlement letters, material contracts or commitments, regulatory examinations, and correspondence and shall allow Parent and Buyer to make copies of such materials (to the extent not legally prohibited) and shall furnish Parent and Buyer with all such information concerning its affairs as Parent and Buyer may reasonably request. Company shall also use its best efforts to cause Company's accountants to make available to Parent and Buyer, their accountants, counsel, and other agents, to the extent reasonably requested in connection with such review, Company's accountants' work papers and documentation relating to its work papers and its audits of the books and records of Company. Any information requested by Parent and Buyer shall be subject to the provisions of the Confidentiality Agreement.

     Resignation and Appointment of Directors. Upon the execution of the Reorganization Agreement, Company delivered to Parent and Buyer contingent resignations of all directors of Company who were not nominated by Parent. Such resignations are contingent on the consummation of the Tender Offer. Upon the consummation of the Tender Offer, Company shall accept the resignations of a sufficient number of such directors as determined by Parent and Buyer to result in Parent having representation on the Board of Directors of Company proportionate to the percentage shareholding of Parent and its affiliated companies, provided that the Board of Directors (excluding directors nominated by Parent) shall have the right but not the obligation to designate up to four current members of the Special Committee (as defined below in Item 4) of the Board who may remain directors after the consummation of the Offer until the Effective Date. On the Effective Date, Company shall accept the resignations of any such directors determined by Parent and Buyer who have not previously resigned.

     Covenants of the Parties

     The Reorganization Agreement provides for Parent and Buyer to acknowledge the provisions of the Confidentiality Agreement and confirm that the provisions thereof continue to apply. Company has agreed to treat as confidential all information provided by Parent and Buyer, which is designated as, or from the content clearly intended as, confidential information in the same manner as Company treats similar confidential information of its own, and if the Reorganization Agreement is terminated, Company shall continue to treat all such information as confidential and to cause its employees to keep all such information confidential and shall return such documents theretofore delivered by Parent and Buyer as either of them shall request, and shall use such information, or cause it to be used, solely for the purposes of evaluating and completing the transactions contemplated by the Reorganization Agreement.

REPRESENTATIONS AND WARRANTIES

     The Reorganization Agreement contains various customary representations and warranties of the parties thereto including representations and warranties regarding corporate status, power, authorization, and capitalization of Company, Parent, and Buyer. In addition, Company has made representations and warranties relating to the material litigation, employee benefit plans, and brokers, and Parent and Buyer have delivered representations and warranties relating to their ability to finance the Offer and the fees and expenses related thereto.

CONDITIONS TO THE MERGER

     Under the Reorganization Agreement, the respective obligations of Company, Parent, and Buyer to consummate the Merger are subject to the satisfaction of the following conditions, and only the following conditions: (i) no provision of any applicable law or regulation and no judgment, injunction, order, or decree shall prohibit or restrain the consummation of the Merger, (ii) all Governmental Approvals, as defined in the Reorganization Agreement, shall have been obtained, with such exceptions as would not, individually or in the aggregate, have a material adverse effect on Company's business, and (iii) Buyer shall have purchased the number of Shares pursuant to the Offer which satisfies the Minimum Condition.

EXPENSES

     The Reorganization Agreement provides that all costs and expenses incurred in connection with the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by the Reorganization Agreement are consummated.

AMENDMENT; TERMINATION

     The Reorganization Agreement may be amended by Parent, Buyer, and Company at any time prior to the purchase of Shares pursuant to the Offer. In addition, the Reorganization Agreement and the Merger Agreement may be terminated as follows:

          (a) By mutual written consent of each of Parent, Buyer, and Company at any time prior to the purchase of Shares pursuant to the Offer.

          (b) By either Company or Parent, if: (i) as a result of the occurrence of any of the conditions set forth in Annex I to the Reorganization Agreement, (a) Buyer shall have failed to commence the Offer within ten
     (10) days following May 31, 1996 or (b) the Offer shall have terminated or expired in accordance with its terms without Buyer having purchased Shares satisfying the Minimum Condition; or (ii) the Offer has not been consummated by August 31, 1996, or such other mutually agreed to date.

          (c) By Parent, if any person, entity or "group" (as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934) other than Parent and Buyer or Dow acquires beneficial ownership of ten percent (10%) (except in bona fide arbitrage transactions) or more of the outstanding Shares.

          (d) By Parent, Buyer, or Company, if prior to the Effective Time, except for the transactions contemplated by the Reorganization Agreement, Company and the Company Subsidiaries shall have, pursuant to Section 4.2(iii) of the Reorganization Agreement, effected or agreed to effect any Business Combination, and the two (2) business days provided for in Section 4.2(iii)(b) of the Reorganization Agreement shall have expired without a modification to the Reorganization Agreement which is approved by Company Board of Directors, or commenced any proceedings for winding up and dissolution affecting either of them.

          (e) By Parent, if prior to the Effective Time, the Board of Directors of Company shall have withdrawn or materially modified its approval or recommendation of the Offer, the Reorganization Agreement or the Merger.

     If the Reorganization Agreement is terminated for any of the above described reasons, then the Reorganization Agreement shall be void and of no effect with no liability on the part of any party thereto (unless such termination is the result of a breach of the Reorganization Agreement by such party). The termination of the Reorganization Agreement shall have no effect on the 1986 Standstill Agreement or the Confidentiality Agreement (including without limitation the Tender Offer Protocol attached as Exhibit B thereto).

                           1986 STANDSTILL AGREEMENT

     Capitalized terms used in this section are defined in the 1986 Standstill Agreement. A copy of the 1986 Standstill Agreement is attached as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     In 1986, Company entered into the 1986 Standstill Agreement with Parent, and in conjunction with the execution of that Agreement became a major shareholder of Company. The 1986 Standstill Agreement provides that Parent will not acquire beneficial ownership of any Voting Securities of Company if such acquisition would result in Parent owning more than 35% of the Common Stock Equivalents of Company. Parent may acquire additional Voting Securities above the 35% limit by making a tender offer for shares of Voting Securities in response to a third-party tender offer for such securities, in which event the percentage limitation will increase to 45% and Parent may retain shares over 45% to the extent Company elects not to repurchase such shares pursuant to its right to do so under the 1986 Standstill Agreement. Parent may also acquire shares in excess of the percentage limitation either by receiving approval of five-eighths of the directors of Company who are not affiliated with Parent (the "Unaffiliated Directors"), or by a tender offer (without approval by the Unaffiliated Directors) which is: (i) made to all shareholders of Company, (ii) payable in cash, and (iii) accepted by shareholders of Company owning two-thirds of the outstanding common stock excluding shares held by Parent and shares not tendered by certain core shareholders of Company. The Reorganization Agreement was approved pursuant to the above described 5/8ths provision, as permitted by the 1986 Standstill Agreement.

     Subject to the foregoing restrictions, Parent may acquire shares by open market purchase, partial tender offer, or private transaction. In response to an increase in the number of outstanding shares of Company's common stock, Parent may purchase unissued shares of common stock under certain circumstances.

     The 1986 Standstill Agreement also provides that Parent will not (without prior written approval of the Board, including the concurrence of a majority of the Unaffiliated Directors): (i) deposit any Voting Securities into a voting trust or subject them to a voting agreement except a trust or agreement between

Parent and its affiliates or as required by Netherlands law, (ii) join any group for the purpose of acquiring, holding, or disposing of Voting Securities within the meaning of Section 13(d) of the Exchange Act, (iii) induce any other person to initiate a tender offer for any securities of Company, or to effect any change of control of Company, or take any action for the purpose of convening a shareholders' meeting, or (iv) acquire more than 1% of any class of securities of any entity that is publicly disclosed to be the beneficial owner of 5% or more of the Voting Securities of Company.

     The 1986 Standstill Agreement requires Company to provide Parent with representation on the Board of Directors proportionate to its stock ownership. Accordingly, during Company's last fiscal year, Messrs. Nicolaas J. Westdijk and Roy E. Wansik and Dr. Sjoerd E. Eikelboom held three of twelve seats on the Board. Directors designated by Parent are entitled to representation on any committee of the Board at Parent's request. Parent is required to vote its shares so as to afford Company's other shareholders with proportionate representation.

     Finally, pursuant to the Reorganization Agreement, the 1986 Standstill Agreement will terminate upon completion of the Merger.

     (ii) Arrangements with Executive Officers, Directors and Affiliates

     Change of Control Agreements

     The Board of Directors previously approved on a unanimous basis change of control agreements (the "Change of Control Agreements") between Company and certain of the officers of Company. At February 29, 1996, Company had Change of Control Agreements in place with each of seven officers (the "Executives"). Each Change of Control Agreement provides that the Executive will receive compensation for 30 months if his employment is terminated (voluntarily or involuntarily) for any reason other than gross misconduct, death, permanent and total disability, or reaching age 65, provided such termination occurs within 24 months after certain defined events which might lead to a change of control of Company. The compensation will be paid at a rate equal to the Executive's then current salary and target incentive. The compensation is subject to a minimum annual rate of not less than the Executive's average compensation for the preceding three calendar years, and is subject to reduction if the aggregate present value of all payments would exceed three times the Executive's "annualized includible compensation," as defined in Section 280G of the Internal Revenue Code, of 1986, as amended for the Executive's most recent five taxable years. The Executive will also continue to have "employee" status for the 30-month period and will be entitled to retain most employee benefits and rights during this period.

     Company may cease payments in the event the Executive breaches certain non-competition or confidentiality covenants. Company also has the right to terminate the Change of Control Agreements upon a one-year notice, except as to rights already accrued as a result of an event which has triggered the change of control provisions of the Change of Control Agreements. The Board of Directors approved the Change of Control Agreements based on the belief that the terms and conditions of the Change of Control Agreements are in the best interest of Company because the Change of Control Agreements will enable the Executives to continue to focus on activities providing for the maximum long-term value to Company's shareholders, even when faced with the possible change of control of Company. The Change of Control Agreements are described further in Company's 1995 Proxy Statement at pages 18 to 19 which are filed as Exhibit 6 to this
Schedule 14D-9 and incorporated herein by reference in its entirety.

     On May 31, 1996, Company executed letter amendments to the Change of Control Agreements to clarify and make provisions for certain payments to be made in the event the Offer is consummated (the "Letter Amendments"). The Letter Amendments, among other provisions: (i) clarify that the consummation of the Offer is a "change in control," (ii) provide for payment of the 30 months of base compensation, target incentives and benefits in a lump sum upon consummation of the Offer rather than upon termination of the Executive, and
(iii) provide for a "Gross-Up Payment" to each Executive to cover the effect of excise and other taxes on the payments made pursuant to the Change of Control Agreements, as amended, the conversion of outstanding stock options and other payments likely to be treated as "parachute payments" for federal income tax purposes, recognizing that payments in excess of the "three times annualized includible compensation" may be paid to these individuals. Absent a specific agreement to the contrary, the Letter Amendments provide that payments pursuant to the revised agreements shall be in lieu of any other severance benefit which they presently are entitled to in the event of a termination within 30 months after the consummation of the Offer and by execution of the Letter Agreements will also grant a release to the Surviving Corporation of any other claim, right, or cause of action relating to his employment with Company prior to June 1, 1996. A copy of the form of Letter Amendments to be executed with each Executive, along with a list of the Executives and the estimated amounts to be paid to the Executives, is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The estimated aggregate amount payable to the seven Executives in the event the Offer is consummated is approximately $5,600,000 in base compensation, target bonuses, and other benefits pursuant to the amended Change of Control Agreements. In addition, these seven officers will also receive an aggregate amount of approximately $6,600,000 as cash payments for surrendering outstanding stock options, deferred cash incentives, and restricted stock awards the vesting of which is to be accelerated pursuant to Company Stock Plans under provisions applicable to all other officers and employees of Company. The foregoing amounts do not include the Gross-Up Payments which when determined will equal the related excise and other taxes attributable to amounts deemed to be parachute payments.

     Members of the Special Committee have received $5,000 as recognition for service on the Special Committee (as defined below in Item 4), both in connection with the current Tender offer negotiations with Parent and Buyer and for service over the last three years relating to conflict issues with Parent including those relating to Univar Europe N.V. discussed below in item 4. During this period, the Special Committee met by phone or in person fourteen (14) times. Mr. Wiborg will receive an additional $30,000 having served as the chair of the Special Committee, but only if the Offer is consummated.

     In addition, certain directors who previously elected to receive retainers and/or attendance fees in the form of discounted stock options in lieu of cash payments pursuant to the 1993 Non-employee Director Stock Option Plan will receive an aggregate of approximately $420,000 as cash payments for surrendering their stock options.

     The Letter Amendments were approved by the Special Committee which consists solely of "outside" non-management directors and were ratified by the Board of Directors after deliberating without the presence of any of the Executives or the members of the Board nominated by Parent. These "unaffiliated directors" concluded that the payments were consistent with the purposes of the Change of Control Agreements and were fair and in the best interest of the shareholders of Company.

     Other Compensation Information.

     Compensation arrangements and benefits payable to officers and directors were also described in Company's proxy statement dated for its 1995 annual meeting which was mailed to Company shareholders on or about July 7, 1995 (the "1995 Proxy Statement"). Pages 10 to 13 are filed as Exhibit 8 to this Schedule 14D-9 and are incorporated herein by reference in their entirety. Also filed as
Exhibit 9 to this Schedule 14D-9 and incorporated herein by reference are the corresponding information for the fiscal year ended February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K. As indicated above in the discussion of the Reorganization Agreement under "Employment Agreements," Parent has indicated that it intends to offer employment agreements to certain executives of Company, but no terms or conditions have been determined.

     Indemnification, Insurance, and Limitation of Director Liability.

     As discussed above in the discussion of the Reorganization Agreement under "Indemnification and Insurance," officers and directors of Company will continue to be entitled to indemnification pursuant to Company's Article of Incorporation and various charter documents of the Company Subsidiaries. Company expects to convert its present directors and officers insurance to a six (6) year policy covering acts or omissions occurring prior to the Effective Date.

     Company's Articles of Incorporation also provide that Company Directors are not liable to Company or its shareholders for monetary damages for conduct as a director except for certain specified statutory exceptions.

     Company's indemnification and limitations of director liability provisions are described in the 1995 Proxy Statement at page(s) 20 through 25, filed as
Exhibit 10 to this Schedule 14D-9 and are incorporated herein by reference in their entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of Company's Board of Directors.

     The Board including all of the Unaffiliated Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders of Company and unanimously recommends that all shareholders of Company accept the Offer and tender all of their Shares pursuant to the Offer. See "Reasons for the Offer; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

     A copy of the press release issued by Company announcing the Offer and the Merger is filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     As set forth in the Offer Documents, upon the terms and subject to the conditions of the Offer (including the satisfaction of the Minimum Condition), Buyer will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn. The term "Expiration Date" means 8:00 p.m., New York City time, on Monday, July 15, 1996, unless and until Buyer, in its sole discretion (but, subject to the terms and conditions of the Reorganization Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Buyer, shall expire. Shareholders considering not tendering their Shares in order to wait for the Merger should note that Buyer is not obligated to purchase any Shares, and can terminate the Offer and the Reorganization Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under the WBCA and Company's Articles of Incorporation, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are all that would be required to approve and adopt the Merger.

     (b) Background of the Offer; Reasons for the Recommendation.

BACKGROUND.

     Initial Investment by Pakhoed

     On September 18, 1986, Pakhoed Investeringen B.V., a wholly owned subsidiary of Parent entered into an Agreement for Exchange of Capital Stock (the "Exchange Agreement") with Company pursuant to which, among other things, Parent transferred to Company all of the issued and outstanding shares of capital stock of DSW, Inc., a Washington corporation which had just acquired the chemical distribution business of the McKesson Chemical Company, and Company issued to Pakhoed Investeringen B.V. 6,106,000 Shares (giving effect to a subsequent 2 for 1 stock split), representing approximately 35% of the total outstanding Shares as of that date. In connection with the transactions effected pursuant to the Exchange Agreement, the Company, Parent and Pakhoed Investeringen entered into a standstill agreement of even date (the "1986 Standstill Agreement" which is described in Item 3).

     Univar Europe N.V.

     Parent and Company jointly organized Univar Europe N.V. ("Univar Europe") in 1991. At the time Univar Europe was organized, Company owned 51% of the shares of Univar Europe and Parent owned forty-nine percent (49%). In connection with the organization of Univar Europe, Parent and Company entered into a Shareholder Agreement whereby Company agreed that Parent would have unilateral right to require Company to acquire Parent's 49% interest in Univar Europe. In September, 1994, Company purchased

Parent's interest in Univar Europe for $25.8 million. Funding for this aggregate purchase price was provided through the sale of two million shares of Company's Shares to Dow.

     Recent Discussions Between Company and Parent Regarding a Potential Tender Offer

     During the last three years, there have been informal discussions between James W. Bernard, a director of Company and Company's President and Chief Executive officer until October, 1996, and Nicolaas J. Westdijk, a director of Company and Chair of the Board of Management of Parent. Gary E. Pruitt, Company's Chief Financial Officer, and Sjoerd D. Eikelboom, a Director of Company and a Senior Vice President of Parent, participated in some of such discussions. In particular, meetings were held on July 7 and August 9 and 10, 1995, to discuss means for cooperation between Company and Parent. Although these meetings addressed possible business combinations and other possible arrangements between the two companies, no proposals were made by Parent as a result of these informal discussions.

     During the week of October 9, 1995, Mr. Pruitt met with Dr. Eikelboom, other management of Parent, and Mr. Thomas M. Foster, a financial advisor to Parent, to discuss in greater detail the potential for cooperation between Company and Parent and related matters. On October 30, 1995, Parent made a request for certain financial, operational and other information concerning the Company in connection with the consideration by Parent of a possible transaction involving Parent and/or one or more of its affiliates and Company.

     The December 1995 Contact

     On December 11, 1995, Mr. Westdijk contacted James H. Wiborg, the Chairman of the Board of Company, indicating interest in initiating discussions concerning an acquisition of Company. In connection with such discussions, Parent requested a meeting to discuss an outline of possible environmental due diligence and the price which Parent would pay for the Shares.

     By letter dated January 11, 1996, from Mr. Pruitt to Dr. Eikelboom, Company outlined its proposal concerning a procedure to move discussions of a possible negotiated transaction forward. That letter addressed a proposed amendment to the Standstill Agreement, requested that Parent indicate a conditional per share range of values, and suggested a due diligence approach. By letter dated January 23, 1996, Parent provided its response to the outline contained in the January 11 letter, indicating an approach to valuation but without providing any specific value. By letter dated February 2, 1996, from Mr. Pruitt to Dr. Eikelboom, Company indicated that it was not prepared to initiate discussions with Parent concerning a possible transaction at that time.

     The Tender Offer Protocol

     In late February, 1996, Mr. Westdijk met with Mr. Wiborg and Paul H. Hough, a director and the Chief Executive Officer of Company, requesting that reconsideration to be given to initiating discussions. Mr. Westdijk, on behalf of Parent, suggested to Mr. Wiborg and Mr. Hough that a price range could be discussed based on expected earnings as well as on a current and historical perspective.

     By unanimous consent of the Board of Directors dated April 1, 1996, a special committee relating to the transaction was created (the "Special Committee") comprised of Messrs. James H. Wiborg, Andrew V. Smith, Richard E. Engebrecht and N. Stewart Rogers, none of whom serve as executive officers of Company, for the express purpose of negotiating a definitive acquisition agreement with Parent. After a careful evaluation of Parent's request, a protocol was created by Company for use in the negotiations (the "Protocol"). Under the Protocol, terms for price negotiation were described, and standstill provisions were included in the related confidentiality agreement.

     On March 15, 1996, Mr. Wiborg contacted Mr. Westdijk and a meeting was set for April 10, 1996 in Seattle, Washington at which the Protocol would be presented to Parent. Meetings were held from April 10 - 13, 1996, and Parent was represented at all of the April meetings by Mr. Westdijk and Dr. Eikelboom. All of the members of Company's Special Committee, along with Mr. Hough and Mr. Pruitt, were present at the April 10 meeting. Thereafter Messrs. Wiborg and Pruitt represented Company while conferring regularly by phone with the other members of the Special Committee and Mr. Hough.

     At the April 10 meeting, Parent received the Protocol and was informed that the Protocol was the exclusive basis on which the parties could continue discussions of a possible acquisition.

     After a review of the terms and conditions of the Protocol, and negotiations on April 11 and 12, 1996 relating to certain provisions within the Protocol, the parties agreed to a revised Protocol, and the Protocol was executed in connection with the Confidentiality Agreement on April 12, 1996. A copy of the Confidentiality Agreement, as executed, which contains the Protocol as Exhibit B, is filed as Exhibit 12 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The Confidentiality Agreement provides that Parent may not, without the prior written consent of Company, disclose to any person other than Parent and its representatives, the fact that Company and Parent were considering a transaction. The Confidentiality Agreement further provides that Parent is to keep confidential, subject to being legally compelled to disclose, certain documents provided to Parent by Company in connection with the proposed transaction (the "Evaluation Documents"). In the event that Parent is legally compelled to disclose any of the Evaluation Documents, it is required to notify Company so that Company can take such measures to protect the confidentiality of the Evaluation Documents.

     In connection with the Protocol, the Confidentiality Agreement also provides that Parent, until October 30, 1996 (which was extended to April 30, 1998, as discussed below), except with the written approval of Company, agrees not to: (i) acquire any of the stock or other securities of Company other than as permitted by the 1986 Standstill Agreement, but specifically excluding the right to make a tender offer pursuant to Section 2.10 of the 1986 Standstill Agreement, (ii) submit to Company or any other person any proposal for a transaction between Parent and Company or involving any of its securities holders other than in accordance with the Protocol, (iii) solicit proxies or shareholder consents with respect to the securities of Company or become a "participant" in any "solicitation" or a member of a "group" (as such terms are used in Regulation 14A and Section 13(d)(3) of the Exchange Act) in opposition to the recommendation of the majority of the Unaffiliated Directors, or (iv) otherwise assist, advise, encourage, or act alone or in concert with any other person in acquiring or attempting to acquire, directly or indirectly, control of Company or its assets.

     Finally, the Confidentiality Agreement provides that if certain conditions set forth in Section 2.1 and 2.2 of the Protocol are satisfied, the standstill provisions of the Confidentiality Agreement automatically extends to April 30, 1998. These conditions were subsequently satisfied on April 26, 1996.

     On April 13, Parent initially indicated a willingness to offer $17.00 per share for all of the Shares. This offer was based on Parent's evaluation of the value of Company based on Parent's analyses of, among other factors, performance projections and discounted cash flows of Company. Company responded with a counter-offer of $23.00 per Share. Company's price was based on recovery timing, projected earnings, earning multiples, and market reactions to earnings improvements.

     The negotiations continued and each party made several proposals and counter-proposals. Parent increased the price it was willing to offer to a price of $19.50 per share and Company countered with $20.50. This was determined to be the agreed price range. The parties determined to proceed on the basis that, if they could reach agreement on the other terms and provisions of a definitive acquisition agreement, the final price, subject to the approval of Company's Board of Directors, would be between $19.50 and $20.50 per share with a deduction equal to fifty percent of the after tax cost to Company of the exercises of all previously granted stock options and restricted stock awards and full payment of any amounts to be paid under previously authorized change of control agreements. (See Item 3 -- Change of Control Agreements).

     On April 20 and 21, 1996, counsel for Company met with counsel for Parent to negotiate the terms of a definitive acquisition agreement, after previously exchanging drafts of an agreement.

     During the period from April 15 - 26, 1996, representatives of the Company and Parent analyzed the estimated after tax cost to Company of the option exercises and change of control payments described above.

On April 26, 1996, Mr. Westdijk met with Company's Special Committee and agreed upon a conditional tender offer price of $19.45 per share, based on the $20 per share price, less $0.55 representing the price adjustment of fifty percent of the after tax cost of the option exercises and change of control payments.

     Beginning April 29, 1996, and ending May 24, 1996, subject to the terms of the Confidentiality Agreement and of an Environmental Due Diligence Agreement dated April 22, 1996, Parent conducted a due diligence review focusing primarily on environmental liabilities and litigation related to the business, properties and assets of Company. Parent representatives met with Company representatives on April 29-30 and May 6-8 and 14, 1996, as part of the environmental due diligence procedure. Over this period and continuing through May 31, 1996, representatives of and counsel for Company and Parent continued to negotiate terms of a definitive acquisition agreement. A copy of the Due Diligence Agreement, as executed, is filed as Exhibit 13 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     In April, 1995, Company retained Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") as its exclusive financial advisor in connection with a review of various options to maximize the value of the Company to its shareholders. In April, 1996, Company advised Schroder Wertheim about the on-going discussions with Parent concerning a possible acquisition of Company by Parent. Company provided Schroder Wertheim with certain information concerning Company and the proposed transaction so that Schroder Wertheim could perform a preliminary analysis of the proposed transaction. Schroder Wertheim was not authorized to and did not solicit any indications of interest from any other third party with respect to all or a part of Company's business, and was not requested to and did not make any recommendation as to the form or amount of consideration to be offered to shareholders of Company in the proposed transaction.

     On May 2, 1996, an afternoon continuation of a Regular Meeting of the Board of Directors of Company was held without the participation by the directors nominated by Parent to discuss the proposed transaction. Representatives of Schroder Wertheim were present at the meeting and offered their preliminary analysis of the proposed transaction. Legal counsel reviewed issues relating to the Protocol and the proposed Offer and Merger.

     On May 10, 1996, Company and Schroder Wertheim executed into an engagement letter pursuant to which the Company retained Schroder Wertheim as its financial advisor in connection with the possible sale of the Company and to render an opinion to the Board of Directors, as investment bankers, as to the fairness, from a financial point of view, of the proposed transaction with Parent.

     On May 30, 1996, Parent notified Company that it was willing to execute the Reorganization Agreement and proceed with the Offer.

     On May 31, 1996, the Board of Directors of Company held a special meeting to consider the acquisition proposal submitted to Company. All of Company's directors participated in the meeting. After initial discussion, the directors nominated by Parent indicated that they would vote in favor of the Offer and Merger and then excused themselves from further participation. During a continuation of the meeting, the Board reviewed with certain of its executive officers, legal counsel, and financial advisors in detail the acquisition proposal submitted to Company. The presentations included a review of the financial analysis and fairness opinion of Schroder Wertheim. Based on such discussions and presentations, the Board unanimously approved the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the Proposed Merger.

     On May 31, 1996, Parent, Buyer, and Company signed the Reorganization Agreement, certain Directors and Officers of Company signed the Director's and Officer's Agreements, and Dow signed the Shareholder Agreement.

REASONS FOR THE OFFER; FACTORS CONSIDERED BY THE BOARD.

     In approving the Offer and the Reorganization Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

          (a) the financial and other terms and conditions of the Offer and the Reorganization Agreement;

          (b) the presentation of Schroder Wertheim at the May 31, 1996 Board meeting and the written opinion of Schroder Wertheim to the effect that, as of the date of such opinion, and based upon the considerations set forth therein, the consideration to be received by the holders of Shares other than Parent and its Affiliates, in the Offer and the Merger is fair to such holders, from a financial point of view. The full text of the written opinion of Schroder Wertheim, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A and filed as Exhibit 14 to this Schedule 14D-9, is incorporated herein by reference and should be read in its entirety.

          (c) the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate Company as an independent entity, and the risks and opportunities associated therewith;

          (d) the familiarity of the Board with the business, results of operations, and prospects of Company and the nature of the industry in which it operates, and the risks associated therewith;

          (e) the fact that the terms of the Protocol and the Reorganization Agreement should not unduly discourage other third parties from making bona fide proposals to acquire Company subsequent to the execution of the Reorganization Agreement and, if any such proposals were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Reorganization Agreement;

          (f) the Government Approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals;

          (g) the general relatively high level of stock prices on the New York Stock Exchange and other principal trading markets in the United States and the risk that a major drop in such markets would also have a significant and potentially long term adverse effect on the Shares; and

          (h) the possibility that, after the expiration of the standstill provisions described above, Parent might proceed with a tender offer on a unilateral basis at a significantly lower price.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     In April 1995, Company engaged Schroder Wertheim as its exclusive financial advisor in connection with the review of various options to maximize the value of Company to its shareholders. Pursuant to this engagement, Company paid to Schroder Wertheim a fee of $125,000 and agreed to pay customary and reasonable advisory and financing fees to be negotiated in good faith if Company were to proceed with a transaction or financing. In addition, Company agreed to reimburse Schroder Wertheim for its reasonable out-of-pocket expenses in connection with such engagement and to indemnify Schroder Wertheim against certain liabilities, including liabilities under the federal securities laws.

     Pursuant to a letter agreement dated May 10, 1996 (the "Engagement Letter"), Company engaged Schroder Wertheim as its financial advisor in connection with the possible sale of the Company and to render an opinion to the Board of Directors, as investment bankers, as to the fairness, from a financial point of view, of any transaction involving Parent. Pursuant to the terms of the Engagement Letter, Company agreed to pay Schroder Wertheim: (i) an initial fee of $300,000 upon execution of the Engagement Letter, (ii) an additional fee of $300,000 at the time Schroder Wertheim advised Company that it is ready to deliver its fairness opinion, and (iii) an additional $900,000 upon closing of a sale transaction involving Parent. Company has agreed to reimburse Schroder Wertheim for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Schroder Wertheim against certain liabilities, including certain liabilities under the federal securities laws.

     Neither Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of Company's knowledge, no transactions in the Shares have been effected during the past 60 days by Company or by any executive officer, director, affiliate or subsidiary of Company except for an exercise by Mr. Pruitt of a stock option for 2,112 Shares granted to him in 1986. See also "Item 3. Identity and Background -- Director's and Officer's Agreements."

     (b) Unless Company's Board of Directors, in the exercise of its fiduciary duties, approves another "Business Combination" (as defined in and permitted by the Reorganization Agreement), all of Company's directors who are not affiliated with Parent and Messrs. Pruitt, Hough, and Butler have agreed to tender all of their Shares pursuant to the Offer. See "Item 3. Identity and
Background -- Director's and Officer's Agreements."

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving Company or any subsidiary of Company; (ii) a purchase, sale or transfer of a material amount of assets by Company or any subsidiary of Company;
(iii) a tender offer for or other acquisition of securities by or of Company; or
(iv) any material change in the present capitalization or dividend policy of Company.

     (b) Except as set forth herein, there is no transaction, Board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following items have been filed as exhibits to this Schedule 14D-9 filed by Company with the Commission, and are available for inspection at the public reference facilities at the principal office of the Commission at 450 Fifth Street, Washington, D.C. 20549, and for copying upon payment of the Commission's customary charges.

                                 EXHIBIT INDEX

      1. Agreement and Plan of Reorganization, dated May 31, 1996

      2. Form of Director's and Officer's Agreement

      3. Agreement with The Dow Chemical Company, dated May 31, 1996

      4. Form of Merger Agreement

      5. 1986 Standstill Agreement

      6. Excerpt from Company's 1995 Proxy Statement relating to Change of Control Agreements

      7. Form of letter to Company Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments

      8. Excerpt from Company's 1995 Proxy Statement relating to Executive Officer Compensation

      9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K

     10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers

     11. Press Release of Company, issued June 3, 1996

     12. Confidentiality Agreement dated April 12, 1996

     13. Due Diligence Agreement dated April 22, 1996

     14. Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

     15. Letter, dated June 7, 1996, from the Chairman of the Board and Chief Executive Officer to the Shareholders of Company*
- ---------------
* Included in materials being distributed to shareholders of Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 1996                              UNIVAR CORPORATION

                                          /s/ WILLIAM A. BUTLER
                                          Name: William A. Butler
                                          Title: Vice President, General
                                                 Counsel,
                                             and Corporate Secretary

                                                                         ANNEX A

                                                                            LOGO

PERSONAL AND CONFIDENTIAL

                                  May 31, 1996

Board of Directors
Univar Corporation
6100 Carillon Point
Kirkland, WA 98033

Members of the Board of Directors:

     We understand that Royal Pakhoed N.V. ("Pakhoed") is contemplating the acquisition of all of the outstanding shares of Common Stock of Univar Corporation ("Univar" or the "Company") (the "Transaction"). The Transaction will be effected in two steps, the first of which would be a tender offer (the "Tender Offer") by UC Acquisition Corp. ("UC"), an indirect wholly-owned subsidiary of Pakhoed, for all of the outstanding shares of Common Stock of the Company (the "Shares") not currently owned by Pakhoed, UC or their affiliates, pursuant to which shareholders of the Company other than Pakhoed, UC and their affiliates would receive $19.45 net in cash in exchange for each Share tendered. The Tender Offer must remain open for a period of at least 30 business days from the date upon which the Tender Offer is first publicly announced. UC may extend the expiration date of the Tender Offer to a date not later than July 31, 1996, provided that UC may extend the expiration date of the Tender Offer to a date not later than August 31, 1996 if (i) necessary Government Approvals (as defined in the proposed Agreement and Plan of Reorganization among Pakhoed, UC and the Company (the "Reorganization Agreement")) have not been obtained by July 31, 1996, or (ii) by July 26, 1996, less than 80% of the outstanding Shares have been tendered pursuant to the Tender Offer. In the event the Tender Offer is extended beyond July 31, 1996, the price per Share to be paid to shareholders of the Company in the Tender Offer and the Merger (as defined below) shall be increased by an amount equal to the product of (i) $19.45; (ii) the prime interest rate as announced by Bank of America NW, N.A. (doing business as Seafirst Bank) in Seattle, Washington as in effect on August 1, 1996; and (iii) the quotient obtained by dividing (x) the number of days the Tender Offer is extended through July 31, 1996 by (y) 365. The terms and conditions of the Tender Offer are more fully described in the Reorganization Agreement.

     Concurrent with the closing of the Tender Offer, the holder of each outstanding option to purchase Shares which was not previously exercised would receive in cash the positive difference, if any, between the highest price paid to shareholders of the Company who tendered their Shares in the Tender Offer and the exercise price per share of such option. Subsequent to the Tender Offer, among other things, (i) the Company and UC would be merged and the surviving corporation would be an indirectly wholly-owned subsidiary of Pakhoed (the "Merger") and (ii) each remaining Share not owned by Pakhoed, UC or their affiliates would be converted into the right to receive an amount in cash equal to the highest price paid to shareholders of the Company who tendered their Shares in the Tender Offer. The terms and conditions of the Merger are more fully described in the Reorganization Agreement.

     You have requested that Schroder, Wertheim & Co. Incorporated ("Schroder Wertheim") render an opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company other than Pakhoed, UC and their affiliates in the Transaction (the "Transaction Consideration").

     Schroder Wertheim, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Schroder Wertheim has acted as financial advisor to Univar with respect to the Transaction for which we have received fees and will receive additional fees, a portion of which is contingent upon consummation of the Transaction.

     In connection with the Opinion set forth herein, we have, among other things:

          i. reviewed a draft, dated May 30, 1996, of the Reorganization Agreement;

- --------------------------------------------------------------------------------
Telephone 212-492-6000                      Equitable Center, 787 Seventh Avenue
                                                         New York, NY 10019-6016

          ii. reviewed a draft, dated May 30, 1996, of the Schedule 14D-1 to be filed by UC with the Securities and Exchange Commission in connection with the Tender Offer, including a draft of the Offer to Purchase incorporated therein by reference (the "Offer to Purchase");

          iii. reviewed a draft, dated May 30, 1996, of the Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission in connection with the Tender Offer;

          iv. reviewed the Company's Annual Reports on Form 10-K filed with the Securities and Exchange Commission for the fiscal years ended February 1992, 1993, 1994, 1995 and 1996, including the audited consolidated financial statements of Univar included therein;

          v. reviewed historical financial results of Univar by operating division prepared by management;

          vi. reviewed forecasts and projections for Univar prepared or supplied by Univar management for the fiscal years ending February 1997 through 2002;

          vii. held discussions with Univar management regarding the business, operations and prospects of the Company;

          viii. performed various valuation analyses, as we deemed appropriate, of Univar using generally accepted analytical methodologies, including: (i) the application to the financial results of Univar of the public trading multiples of companies which we deemed comparable; (ii) the application to the financial results of Univar of the multiples reflected in recent mergers and acquisitions for businesses which we deemed comparable; and
     (iii) discounted cash flow and leveraged buyout analyses of Univar's operations;

          ix. reviewed the historical trading prices and volumes of Univar Common Stock; and

          x. performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

     In rendering the Opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Univar or obtained by us from other sources, and upon the assurance of Univar's management that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Univar, or been furnished with any such appraisals. With respect to financial forecasts for Univar, we have been advised by Univar, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and judgment as to the expected future financial performance of Univar.

     The Opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion unless specifically requested to do so.

     The Opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any shareholder of the Company should take in connection with the Transaction or any aspect thereof. In rendering the Opinion, we have not been engaged as an agent or fiduciary of the Company's shareholders or of any other third party. The Opinion relates solely to the fairness from a financial point of view of the Transaction Consideration to the shareholders of Univar other than Pakhoed, UC and their affiliates. We express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction.

     This letter is for the information of the Board of Directors of the Company solely for its use in evaluating the fairness from a financial point of view of the Transaction Consideration to the shareholders of the Company other than Pakhoed, UC and their affiliates and may not be used for any other purpose or referred to without our prior written consent.

     Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the shareholders of Univar other than Pakhoed, UC and their affiliates.

                                          Very truly yours

                                          SCHRODER WERTHEIM & CO.
                                            INCORPORATED

                                  Exhibit Index

         99.1.       Agreement and Plan of Reorganization, dated May 31, 1996

         99.2.       Form of Director's and Officer's Agreement

         99.3.       Agreement with The Dow Chemical Company, dated May 31, 1996

         99.4.       Form of Merger Agreement

         99.5.       1986 Standstill Agreement

         99.6. Excerpt from Company's 1995 Proxy Statement relating to Change of Control Agreements

         99.7. Form of letter to Company Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments.

         99.8. Excerpt from Company's 1995 Proxy Statement relating to Executive Officer Compensation

         99.9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K.

         99.10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers

         99.11.      Press Release of Company, issued June 3, 1996

         99.12.      Confidentiality Agreement dated April 12, 1996

         99.13.      Due Diligence Agreement dated April 22, 1996.

         99.14. Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

         99.15. Letter, dated June 7, 1996, from the Chairman of the Board and Chief Executive Officer to the Shareholders of Company*



*  Included in materials being distributed to shareholders of Company.



                                      -32-